# SOLUTIONS VENDING INTERNATIONAL, INC.
**(d/b/a PopCom)**

## RESTATED FINANCIAL STATEMENTS
**As of December 31, 2024 and 2023, and for the years then ended**

**With the restated balance sheet as of December 31, 2022**

*Prepared by SNS Accountancy and Advisory*

# SOLUTIONS VENDING INTERNATIONAL, INC.
## CONTENTS

Accountant’s preparation statement........3

Balance sheets........4

Statements of operations........5

Statement of changes in stockholders’ equity (deficit)........6

Statements of cash flows........7

Notes to the financial statements........8

Certification of principal executive officer........13

# SOLUTIONS VENDING INTERNATIONAL, INC.
## ACCOUNTANT'S PREPARATION STATEMENT

The accompanying financial statements of Solutions Vending International, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, 2023 and 2022, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2024 and 2023, and the related notes, were prepared by SNS Accountancy and Advisory in accordance with accounting principles generally accepted in the United States of America.

These financial statements were prepared from the Company's accounting records and other information provided by management. We did not audit, review or compile these financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management is responsible for the preparation and fair presentation of these financial statements. These financial statements restate, and replace in their entirety, the financial statements for the same periods dated August 11, 2026, which have been withdrawn. The nature of the restatement is described in Note 3.

SNS Accountancy and Advisory
26 September 2026

Ali Ashraf Usmani, FCCA
For and on behalf of SNS Accountancy and Advisory

# SOLUTIONS VENDING INTERNATIONAL, INC.
## BALANCE SHEETS
## As of December 31,

| | 2024 | 2023 | 2022 (Restated) |
|---|---|---|---|
| **ASSETS** | | | |
| *Current assets* | | | |
| Cash | $ — | $ — | $ 4,734 |
| Accounts receivable | 6,000 | 6,000 | 750 |
| Prepaid expenses | 2,662 | 2,662 | 4,695 |
| Stock subscription receivable (Note 13) | — | — | 12,751 |
| Total current assets | 8,662 | 8,662 | 22,930 |
| Property and equipment, net (Note 5) | 287,741 | 404,152 | 520,563 |
| Intangible assets, net (Note 6) | — | 34,870 | 76,715 |
| Security deposit | 500 | 500 | 500 |
| **Total assets** | **$ 296,903** | **$ 448,184** | **$ 620,708** |
| | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | | |
| *Current liabilities* | | | |
| Accounts payable (Note 7) | $ 253,815 | $ 253,815 | $ 212,780 |
| Credit card obligations (Note 8) | 54,899 | 54,899 | 54,899 |
| Accrued expenses | 48,407 | 48,407 | 36,700 |
| Deferred revenue | 12,750 | 12,750 | 15,500 |
| Clearing accounts and other current liabilities | 19,158 | 19,158 | 10,944 |
| Accrued interest (Notes 9 and 10) | 24,522 | 17,170 | 9,838 |
| Convertible notes payable, past maturity (Note 9) | 120,000 | 120,000 | 120,000 |
| Loan payable — investor (Note 11) | 10,000 | 10,000 | — |
| Loan payable — SBA, in default (Note 10) | 73,200 | 73,200 | 73,200 |
| **Total liabilities (all current)** | **616,751** | **609,399** | **533,861** |
| | | | |
| Commitments and contingencies (Note 14) | | | |
| | | | |
| *Stockholders' equity (deficit) (Note 13)* | | | |
| Class A common stock, $0.0001 par value; 40,088,253 shares designated; 33,944,323 shares issued and outstanding | 3,394 | 3,394 | 3,394 |
| Class B common stock, $0.0001 par value; 20,000,000 shares designated, issued and outstanding | 2,000 | 2,000 | 2,000 |
| Class C common stock, $0.0001 par value; 1,325,355 shares designated; none issued | — | — | — |
| Additional paid-in capital | 6,736,351 | 6,734,191 | 6,732,031 |
| Accumulated deficit | (7,061,593) | (6,900,800) | (6,650,578) |
| **Total stockholders' equity (deficit)** | **(319,848)** | **(161,215)** | **86,847** |
| **Total liabilities and stockholders' equity (deficit)** | **$ 296,903** | **$ 448,184** | **$ 620,708** |

# SOLUTIONS VENDING INTERNATIONAL, INC.
## STATEMENTS OF OPERATIONS
### For the years ended December 31,

| | 2024 | 2023 |
|---|---|---|
| Revenue | $ — | $ 8,000 |
| Cost of revenue | — | (2,585) |
| **Gross profit** | **—** | **5,415** |
| *Operating expenses* | | |
| General and administrative | 2,160 | 107,075 |
| Depreciation (Note 5) | 116,411 | 116,411 |
| Amortization of intangible assets (Note 6) | 34,870 | 41,845 |
| Total operating expenses | 153,441 | 265,331 |
| **Loss from operations** | **(153,441)** | **(259,916)** |
| *Other income (expense)* | | |
| Interest expense (Notes 9 and 10) | (7,352) | (7,332) |
| Bank reconciling items, net (Note 3) | — | 17,026 |
| **Net loss** | **$ (160,793)** | **$ (250,222)** |

# SOLUTIONS VENDING INTERNATIONAL, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
## For the years ended December 31, 2024 and 2023

| | Class A shares | Class A amount | Class B shares | Class B amount | Additional paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|---|---|---|
| **Balance, December 31, 2022, as restated (Note 3)** | **33,944,323** | **3,394** | **20,000,000** | **2,000** | **6,732,031** | **(6,650,578)** | **86,847** |
| Expenses paid by shareholder, contributed to capital (Note 12) | | | | | 2,160 | | 2,160 |
| Net loss | | | | | | (250,222) | (250,222) |
| **Balance, December 31, 2023** | **33,944,323** | **3,394** | **20,000,000** | **2,000** | **6,734,191** | **(6,900,800)** | **(161,215)** |
| Expenses paid by shareholder, contributed to capital (Note 12) | | | | | 2,160 | | 2,160 |
| Net loss | | | | | | (160,793) | (160,793) |
| **Balance, December 31, 2024** | **33,944,323** | **3,394** | **20,000,000** | **2,000** | **6,736,351** | **(7,061,593)** | **(319,848)** |

# SOLUTIONS VENDING INTERNATIONAL, INC.
## STATEMENTS OF CASH FLOWS
### For the years ended December 31,

| | 2024 | 2023 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (160,793) | $ (250,222) |
| *Adjustments to reconcile net loss to net cash used in operating activities:* | | |
| Depreciation and amortization | 151,281 | 158,256 |
| Expenses paid by shareholder, contributed to capital | 2,160 | 2,160 |
| Interest accrued, not paid | 7,352 | 7,332 |
| *Changes in operating assets and liabilities:* | | |
| Accounts receivable | — | (5,250) |
| Prepaid expenses | — | 2,033 |
| Accounts payable | — | 41,035 |
| Accrued expenses | — | 11,707 |
| Deferred revenue | — | (2,750) |
| Clearing accounts and other current liabilities | — | 8,214 |
| **Net cash used in operating activities** | **—** | **(27,485)** |
| **Cash flows from financing activities** | | |
| Collection of stock subscription receivable | — | 12,751 |
| Proceeds from investor loan | — | 10,000 |
| **Net cash provided by financing activities** | **—** | **22,751** |
| **Net decrease in cash** | **—** | **(4,734)** |
| Cash, beginning of year | — | 4,734 |
| **Cash, end of year** | **$ —** | **$ —** |
| **Supplemental disclosure** | | |
| Cash paid for interest | — | — |
| Cash paid for income taxes | — | — |

## SOLUTIONS VENDING INTERNATIONAL, INC.
### NOTES TO THE FINANCIAL STATEMENTS
### As of December 31, 2024, 2023 and 2022, and for the years ended December 31, 2024 and 2023

### 1. Organization and nature of operations

Solutions Vending International, Inc. (the "Company"), doing business as PopCom, was incorporated in the State of Delaware on April 7, 2017. The Company developed and operated automated retail kiosks and vending machines, together with the associated software.

The Company ceased active operations during 2022. During 2023 the Company had limited wind-down activity, comprising subscription revenue from the final period of its PopShop Local program and the costs of winding down. The Company had no operating activity during 2024. Management intends to resume operations subject to obtaining financing.

### 2. Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2024 the Company had no cash, a stockholders' deficit of $319,848, an accumulated deficit of $7,061,593, and current liabilities of $616,751. The Company generated no revenue in 2024. All of the Company's convertible notes are past maturity, its SBA loan matured in April 2022 and is in default, and a judgment was entered in 2025 on one of its credit card obligations (Note 14).

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued. Management plans to raise capital through an offering under Regulation Crowdfunding. There can be no assurance that such financing will be obtained on acceptable terms or at all. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### 3. Restatement of previously issued financial statements

The financial statements as of and for the years ended December 31, 2023 and 2024 dated August 11, 2026 have been withdrawn and are replaced in their entirety by these financial statements. The withdrawn statements carried forward balances prepared by a prior accountant rather than reconciling them to the Company's accounting records, and presented stockholders' equity as a single total that did not show common stock, additional paid-in capital or the accumulated deficit.

These financial statements are derived from the Company's accounting records and have been corrected for the following matters, which were not recorded in those records:

Property and equipment has been stated at cost as reported in the Company's audited financial statements for the year ended December 31, 2021, and depreciated over the five-year useful life adopted in those statements, beginning when each asset is placed in service; five machines that have never been placed in service are not depreciated. No depreciation was recorded in the accounting records after 2021. Capitalized software has been amortized in accordance with the schedule disclosed in the 2021 audited financial statements, under which it was fully amortized by December 31, 2024. Liabilities not recorded in the accounting records have been recognized: supplier invoices appearing on the Company's unpaid bills report, two credit card balances, one convertible note, and interest on all convertible notes and the SBA loan. A repaid merchant cash advance of $3,867 has been removed. The final tranche of the Company's 2022 crowdfunding offering, received in February 2023, has been recognized as a subscription receivable at December 31, 2022. The Company's operating account was held at a bank that failed in March 2023 and statements are no longer available. The accounting records include a credit of $13,023 for reconciliation discrepancies in that account during 2023, and show a negative balance of $4,003 at the end of 2023. Management has represented that the account did not

carry a negative balance; it has been restated to nil, and the combined effect of $17,026 is presented as bank reconciling items in other income for 2023.

The effect on stockholders' equity (deficit) is as follows:

| | **2024** | **2023** | **2022** |
|---|---|---|---|
| Stockholders' equity per accounting records | $ 288,319 | $ 288,319 | $ 315,507 |
| Property and equipment at audited cost, five-year depreciation | (363,303) | (246,892) | (130,562) |
| Amortization of capitalized software | (125,534) | (90,664) | (48,819) |
| Stock subscription receivable | — | — | 12,751 |
| Bank reconciling items eliminated | 4,003 | 4,003 | — |
| Unrecorded accounts payable, net | (64,046) | (64,046) | (16,761) |
| Unrecorded credit card obligations | (31,840) | (31,840) | (31,840) |
| Unrecorded convertible note | (10,000) | (10,000) | (10,000) |
| Accrued interest not recorded | (21,314) | (13,962) | (7,296) |
| Merchant cash advance repaid, removed | 3,867 | 3,867 | 3,867 |
| **Stockholders' equity (deficit), as restated** | **$ (319,848)** | **$ (161,215)** | **$ 86,847** |

## 4. Summary of significant accounting policies

Basis of presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The balances at December 31, 2022 are derived from the Company's accounting records, corrected as described in Note 3.

Use of estimates. Preparing financial statements requires management to make estimates and assumptions that affect reported amounts. Significant estimates include the useful lives of property and equipment, the recoverability of long-lived assets, and the balances of two credit card obligations for which statements at the reporting dates are not available (Note 8). Actual results could differ.

Cash. The Company held its operating account at Silicon Valley Bank, which failed in March 2023. Statements for that account are no longer available. The Company held no cash at December 31, 2024 or 2023.

Property and equipment. Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over an estimated useful life of five years, beginning when each asset is placed in service. Assets that are temporarily idle continue to be depreciated.

Intangible assets. Capitalized software development costs are amortized on the straight-line method over three years.

Impairment of long-lived assets. The Company reviews long-lived assets for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Management has evaluated the Company's vending machines, including five machines that have not been placed in service, in light of the suspension of operations, and has not recognized an impairment charge, based on its plans to deploy the equipment when operations resume.

Revenue recognition. Subscription revenue is recognized over the period in which the related service is provided. Amounts received in advance are recorded as deferred revenue.

Income taxes. The Company is a C corporation. Deferred tax assets arising principally from net operating loss carryforwards are fully offset by a valuation allowance, as their realization is not more likely than not. No income tax benefit has been recognized.

## 5. Property and equipment

Property and equipment consisted of the following:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Vending machines and associated shipping costs | $ 649,348 | $ 649,348 | $ 649,348 |
| Shipping equipment | 16,956 | 16,956 | 16,956 |
| Furniture and fixtures | 1,467 | 1,467 | 1,467 |
| Total cost | 667,771 | 667,771 | 667,771 |
| Less: accumulated depreciation | (380,030) | (263,619) | (147,208) |
| **Property and equipment, net** | **$ 287,741** | **$ 404,152** | **$ 520,563** |

Depreciation expense was $116,411 for each of the years ended December 31, 2024 and 2023. Five vending machines, with a cost of $85,718 under the Company's 2021 manufacturing agreement, have not been placed in service and are not being depreciated, in accordance with the Company's policy that depreciation begins when an asset is placed in service. The vending machines are carried at the cost reported in the Company's 2021 audited financial statements. The Company's accounting records carry these assets at $704,487; the difference of $55,139 is not supported by the audited cost and has not been recognized.

## 6. Intangible assets

Intangible assets comprise capitalized software development costs of $125,534, amortized over three years in accordance with the schedule disclosed in the Company's 2021 audited financial statements. Amortization expense was $34,870 and $41,845 for the years ended December 31, 2024 and 2023. The software was fully amortized at December 31, 2024.

## 7. Accounts payable

Accounts payable of $253,815 at December 31, 2024 and 2023 includes invoices totaling $57,505 that were not recorded in the Company's accounting records, of which $47,285 relates to invoices dated in 2023. These amounts are drawn from the Company's unpaid bills report prepared as of April 1, 2023 and from management's representations. Copies of certain of the underlying invoices are not available. Management has indicated it may dispute or seek to settle certain supplier balances; all such balances are presented in full, because a liability is derecognized only when it is paid or the Company is legally released from it.

## 8. Credit card obligations

Credit card obligations consist of balances on three business credit cards: Silicon Valley Bank, $23,059; American Express, $22,174; and Bank of America, $9,666. The American Express and Bank of America balances were not recorded in the accounting records. Both accounts were cancelled and statements for the reporting dates are not available. The American Express balance is estimated from the most recent available statement, which shows no interest or fees accruing after cancellation. The Bank of America balance is management's estimate. The American Express obligation is personally guaranteed by the Company's Chief Executive Officer (Notes 12 and 14).

## 9. Convertible notes payable

Convertible notes payable consisted of the following:

| Issue date | Principal | Rate | Accrued interest at December 31, 2024 |
|---|---|---|---|
| July 13, 2020 | 10,000 | 7% | 3,130 |
| July 30, 2020 | 10,000 | 7% | 3,097 |
| August 12, 2020 | 10,000 | 7% | 3,072 |
| May 4, 2022 | 10,000 | 5% | 1,332 |
| May 9, 2022 — Chief Executive Officer (related party) | 50,000 | 5% | 6,623 |

| Issue date | Principal | Rate | Accrued interest at December 31, 2024 |
|---|---|---|---|
| June 10, 2022 | 30,000 | 5% | 3,843 |
| **Total** | **$ 120,000** | | **$ 21,097** |

The notes are unsecured and convert into equity upon a qualified financing of at least $1,000,000. No qualified financing has occurred. Each note had passed its maturity date by December 31, 2022 and the notes are presented as current liabilities. Interest continues to accrue at the stated rates and has not been paid. A note of $10,000 issued on August 12, 2020 was not recorded in the Company's accounting records and has been recognized in these financial statements. A further $30,000 note issued in 2017 converted into equity before 2022.

## 10. SBA Paycheck Protection Program loan

On April 25, 2020 the Company received a Paycheck Protection Program loan of $73,200 from The Huntington National Bank, bearing interest at 1.00% per annum and repayable in eighteen monthly installments ending April 25, 2022. The loan was not forgiven and no repayments have been made. The loan matured on April 25, 2022, is in default, and is presented as a current liability. Accrued interest was $3,425 and $2,691 at December 31, 2024 and 2023.

## 11. Loan payable — investor

On February 24, 2023 an existing investor and noteholder advanced $10,000 to the Company. No written loan agreement was executed; the terms are evidenced by correspondence between the parties. The loan bears no interest and is repayable on demand.

## 12. Related party transactions

The Company's Chief Executive Officer holds a convertible note of $50,000 issued on May 9, 2022 (Note 9), on which accrued interest was $6,623 at December 31, 2024.

The Chief Executive Officer personally guaranteed the Company's American Express obligation (Note 8), and a judgment was entered against her personally on that guarantee in 2025 (Note 14).

During 2023 and 2024 the Chief Executive Officer paid the Company's storage costs personally, estimated at $2,160 in each year. These amounts have been recorded as expenses of the Company and as contributions to capital, on the basis that repayment is not expected.

A debit balance of $7,541 recorded in accounts payable in the name of the Chief Executive Officer could not be supported and has been reversed. No amounts are presented as receivable from her.

## 13. Stockholders' equity

Under its Second Amended and Restated Certificate of Incorporation filed July 18, 2022, the Company is authorized to issue 61,413,608 shares of common stock with a par value of $0.0001 per share, designated as 40,088,253 shares of Class A common stock, 20,000,000 shares of Class B common stock and 1,325,355 shares of Class C common stock. Class B common stock carries one vote per share. Class A and Class C common stock are non-voting. On liquidation or a deemed liquidation event, proceeds are distributed pro rata to all holders of common stock.

At December 31, 2024, 2023 and 2022 there were 33,944,323 shares of Class A common stock and 20,000,000 shares of Class B common stock issued and outstanding, and no shares of Class C common stock. No shares were issued or repurchased during 2023 or 2024.

During 2022 the Company raised capital through an offering under Regulation Crowdfunding conducted through StartEngine, which closed on November 30, 2022. The final disbursement of $12,751, net of platform fees, was received on February 1, 2023 and is presented as a stock subscription receivable at December 31, 2022.

## 14. Commitments and contingencies

In 2025 American Express obtained a default judgment against the Company’s Chief Executive Officer, as personal guarantor, for the outstanding balance of the Company’s American Express account. The underlying obligation is included in credit card obligations (Note 8). According to management, the judgment was for the outstanding account balance of $22,174. Management does not have the court documents, and the exact date of the judgment is not known.

The Company’s SBA loan and all of its convertible notes are past maturity (Notes 9 and 10), and a substantial part of its accounts payable is significantly past due. Creditors may seek to enforce these obligations. Other than as described above, management is not aware of any pending or threatened litigation or claims against the Company.

## 15. Subsequent events

Management has evaluated subsequent events through 26 September 2026, the date the financial statements were available to be issued. Other than the judgment described in Note 14, no events have occurred that require adjustment to or disclosure in these financial statements.

## SOLUTIONS VENDING INTERNATIONAL, INC.
## CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Dawn Dickson, certify that I am the principal executive officer of Solutions Vending International, Inc. (the "Company").

I further certify that the financial statements of the Company included herein, comprising the balance sheets as of December 31, 2024, 2023 and 2022, the statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2024 and 2023, and the related notes, are true and complete in all material respects.

These financial statements were prepared by SNS Accountancy and Advisory from the Company's accounting records and other information provided by me. They have not been audited, reviewed or compiled, and no assurance is expressed on them. I am responsible for their preparation and fair presentation.

Dawn Dickson
Founder & Chief Executive Officer
Date: 09 / 25 / 2026